UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2022

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics Ltd. ( the “Company”) hereby furnishes the following documents in connection with its Special Shareholders Meeting scheduled for March 10, 2022 at 11:00 a.m. Israel time at the Company’s offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.:

(1)	Notice and Proxy Statement with respect to the Company’s Special Shareholders Meeting to be held on March 10, 2022, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(2)	Proxy Card whereby holders of Company shares may vote at the meeting without attending in person.

The Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement
99.2	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer

Date: January 31, 2022

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